UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Life Time Fitness, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
53217R 20 7

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (1-06)

CUSIP No.	53217R 20 7	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bahram Akradi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,098,200

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,098,200

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,098,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.5%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a) Name of Issuer

Life Time Fitness, Inc.

(b) Address of Issuer’s Principal Executive Offices

6442 City West Parkway
Eden Prairie, Minnesota 55344
Item 2.

(a) Name of Person Filing

Bahram Akradi

(b) Address of Principal Business Office or, if none, Residence

6442 City West Parkway
Eden Prairie, Minnesota 55344

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

53217R 20 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned

4,098,200

(b) Percent of Class

10.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

4,098,200

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

4,098,200

(iv) Shared power to dispose or to direct the disposition of

0

The shares listed in Item 4 also include 296,000 shares that were pledged in connection with a forward sales contract that matures in December 2012.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction. Dissolution of a group requires a response to this item.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date
/s/ Bahram Akradi

Signature
Bahram Akradi

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)